                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. An Invitation to the CES 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: January 03, 2007                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

See Metalink AT CES 2007!

freescale semiconductor
JABIL
LG
NXP founded by Philips
ST

SEE US AT THESE LOCATIONS:

WanPlus™

AT METALINK'S SUITE - THE VENETIAN HOTEL

ADB
ATMEL
arcadyan
DAEWOO ELECTRONICS
freescale semiconductor
Haier
intel Leap ahead
JABIL
LG
MiTAC
NXP founded by Philips
RENESAS Everywhere you imagine.
SIGMA
ST

WanPlus™

International CES 40th Anniversary 1967-2007
Produced by CEA

Freescale:	Multimedia Residential-gateway with WLANPlus, Renaissance hotel
Jabil:	Multi-room PVR/IP STB with WLANPlus, Las Vegas Convention Center South Hall 4, Upper level, booth #35285
LG	Multi-room IP/STB with WLANPlus
NXP:	Multi-room PVR/IP STB with WLANPlus, Las Vegas Convention Center NorthMtgRm N217
STMicroelectronics:	Reference design For IP STB

Contact to schedule a meeting: Mor Abraham Mobile: +1 702-664-5299 +972 544-959-023 E-mail: amor@metalinkbb.com